

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2023

Kenneth D. Tuchman
Chairman and Chief Executive Officer
TTEC Holdings, Inc.
6312 South Fiddlers Green Circle
Suite 100N
Greenwood Village, CO 80111

> **Re: TTEC Holdings, Inc.**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 11, 2023**
> **File No. 001-11919**

Dear Kenneth D. Tuchman:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Disclosure Review Program